                                                                    OMB APPROVAL

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 3)



                                 INCOMNET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   453365 20-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Robert S. Matlin, Esq.
                           Camhy Karlinsky & Stein LLP
                            1740 Broadway, 16th floor
                            New York, New York 10019
                                 (212) 977-6600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 5, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D
CUSIP No. 45765C 10-3                                       Page 2 of 19 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSONS
            Robert Cohen
    1
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3  SEC USE ONLY
--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|
--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                                      SOLE VOTING POWER
                              7            106,000 shares
              NUMBER OF      ---------------------------------------------------
               SHARES                 SHARED VOTING POWER
            BENEFICIALLY      8            -0-
              OWNED BY       ---------------------------------------------------
                EACH                  SOLE DISPOSITIVE POWER
              REPORTING       9            106,000 shares
             PERSON WITH     ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            106,000 shares
--------------------------------------------------------------------------------

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.5%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 45765C 10-3                                       Page 3 of 19 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSONS
            Jeffrey Rubin
    1
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3  SEC USE ONLY
--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|
--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                                      SOLE VOTING POWER
                              7            6,000 shares
              NUMBER OF      ---------------------------------------------------
               SHARES                 SHARED VOTING POWER
            BENEFICIALLY      8            -0-
              OWNED BY       ---------------------------------------------------
                EACH                  SOLE DISPOSITIVE POWER
              REPORTING       9            6,000 shares
             PERSON WITH     ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            6,000 shares
--------------------------------------------------------------------------------

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            less than .0%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 45765C 10-3                                       Page 4 of 19 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSONS
            Stefanie Rubin
    1
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3  SEC USE ONLY
--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|
--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                                      SOLE VOTING POWER
                              7            89,564 shares
              NUMBER OF      ---------------------------------------------------
               SHARES                 SHARED VOTING POWER
            BENEFICIALLY      8            -0-
              OWNED BY       ---------------------------------------------------
                EACH                  SOLE DISPOSITIVE POWER
              REPORTING       9            89,564 shares
             PERSON WITH     ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            89,564 shares
--------------------------------------------------------------------------------

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.4%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 45765C 10-3                                       Page 5 of 19 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSONS
            Allyson Cohen
    1
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3  SEC USE ONLY
--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|
--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                                      SOLE VOTING POWER
                              7            50,000 shares
              NUMBER OF      ---------------------------------------------------
               SHARES                 SHARED VOTING POWER
            BENEFICIALLY      8            -0-
              OWNED BY       ---------------------------------------------------
                EACH                  SOLE DISPOSITIVE POWER
              REPORTING       9            50,000 shares
             PERSON WITH     ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            50,000 shares
--------------------------------------------------------------------------------

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.2%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 45765C 10-3                                       Page 6 of 19 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSONS
            Jeffrey Cohen
    1
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3  SEC USE ONLY
--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|
--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                                      SOLE VOTING POWER
                              7            90,000 shares (see Item 5)
              NUMBER OF      ---------------------------------------------------
               SHARES                 SHARED VOTING POWER
            BENEFICIALLY      8            -0-
              OWNED BY       ---------------------------------------------------
                EACH                  SOLE DISPOSITIVE POWER
              REPORTING       9            90,000 shares
             PERSON WITH     ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            90,000 shares
--------------------------------------------------------------------------------

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.4%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 45765C 10-3                                       Page 7 of 19 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSONS
            Alan Cohen
    1
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3  SEC USE ONLY
--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|
--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                                      SOLE VOTING POWER
                              7            106,000 shares
              NUMBER OF      ---------------------------------------------------
               SHARES                 SHARED VOTING POWER
            BENEFICIALLY      8            -0-
              OWNED BY       ---------------------------------------------------
                EACH                  SOLE DISPOSITIVE POWER
              REPORTING       9            106,000 shares
             PERSON WITH     ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            106,000 shares
--------------------------------------------------------------------------------

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.5%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 45765C 10-3                                      Page 8 of 19 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSONS
            Meryl Cohen
    1
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3  SEC USE ONLY
--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|
--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                                      SOLE VOTING POWER
                              7            -0-
              NUMBER OF      ---------------------------------------------------
               SHARES                 SHARED VOTING POWER
            BENEFICIALLY      8            -0-
              OWNED BY       ---------------------------------------------------
                EACH                  SOLE DISPOSITIVE POWER
              REPORTING       9            -0-
             PERSON WITH     ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0-
--------------------------------------------------------------------------------

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 45765C 10-3                                       Page 9 of 19 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSONS
            Meryl Cohen, custodian for Gabrielle Cohen
    1
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3  SEC USE ONLY
--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|
--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                                      SOLE VOTING POWER
                              7            -0-
              NUMBER OF      ---------------------------------------------------
               SHARES                 SHARED VOTING POWER
            BENEFICIALLY      8            -0-
              OWNED BY       ---------------------------------------------------
                EACH                  SOLE DISPOSITIVE POWER
              REPORTING       9            -0-
             PERSON WITH     ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0-
--------------------------------------------------------------------------------

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 45765C 10-3                                     Page 10 of 19 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSONS
            Meryl Cohen, custodian for Jaclyn Cohen
    1
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3  SEC USE ONLY
--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|
--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                                      SOLE VOTING POWER
                              7            -0-
              NUMBER OF      ---------------------------------------------------
               SHARES                 SHARED VOTING POWER
            BENEFICIALLY      8            -0-
              OWNED BY       ---------------------------------------------------
                EACH                  SOLE DISPOSITIVE POWER
              REPORTING       9            -0-
             PERSON WITH     ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0-
--------------------------------------------------------------------------------

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 45765C 10-3                                     Page 11 of 19 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSONS
            Meryl Cohen, custodian for Erica Cohen
    1
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3  SEC USE ONLY
--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|
--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                                      SOLE VOTING POWER
                              7            -0-
              NUMBER OF      ---------------------------------------------------
               SHARES                 SHARED VOTING POWER
            BENEFICIALLY      8            -0-
              OWNED BY       ---------------------------------------------------
                EACH                  SOLE DISPOSITIVE POWER
              REPORTING       9            -0-
             PERSON WITH     ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0-
--------------------------------------------------------------------------------

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 45765C 10-3                                      Page 12 of 19 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSONS
            Meryl Cohen, custodian for Nicole Cohen
    1
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3  SEC USE ONLY
--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|
--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                                      SOLE VOTING POWER
                              7            -0-
              NUMBER OF      ---------------------------------------------------
               SHARES                 SHARED VOTING POWER
            BENEFICIALLY      8            -0-
              OWNED BY       ---------------------------------------------------
                EACH                  SOLE DISPOSITIVE POWER
              REPORTING       9            -0-
             PERSON WITH     ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0-
--------------------------------------------------------------------------------

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 45765C 10-3                                      Page 13 of 19 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSONS
            Lenore Katz
    1
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3  SEC USE ONLY
--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|
--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                                      SOLE VOTING POWER
                              7            26,666 shares
              NUMBER OF      ---------------------------------------------------
               SHARES                 SHARED VOTING POWER
            BENEFICIALLY      8            -0-
              OWNED BY       ---------------------------------------------------
                EACH                  SOLE DISPOSITIVE POWER
              REPORTING       9            26,666 shares
             PERSON WITH     ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            26,666 shares
--------------------------------------------------------------------------------

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.1%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 45765C 10-3                                      Page 14 of 19 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSONS
            Broadway Partners (Stefanie Rubin, Allyson Cohen, Jeffrey Cohen, and Meryl Cohen as custodian for Gabrielle Cohen and Jaclyn Cohen individually are the partners of the partnership)
    1
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3  SEC USE ONLY
--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|
--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                                      SOLE VOTING POWER
                              7            40,000 shares
              NUMBER OF      ---------------------------------------------------
               SHARES                 SHARED VOTING POWER
            BENEFICIALLY      8            -0-
              OWNED BY       ---------------------------------------------------
                EACH                  SOLE DISPOSITIVE POWER
              REPORTING       9            40,000 shares
             PERSON WITH     ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            40,000 shares
--------------------------------------------------------------------------------

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.2%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

                                                             Page 15 of 19 Pages

Item 1.  Securities and Issuer.
This statement is the third Amendment to the statement on Schedule 13D filed on June 19, 1998 (as previously amended, the "Statement") with the Securities and Exchange Commission by Robert Cohen, Jeffrey Rubin, Stefanie Rubin, Allyson Cohen, Jeffrey Cohen, Alan Cohen, Meryl Cohen (individually and as custodian for Gabrielle Cohen, Jaclyn Cohen, Erica Cohen, and Nicole Cohen), Lenore Katz, and Broadway Partners (collectively the "Reporting Persons" or the "Group") in connection with the Reporting Persons beneficial ownership of the Series A and Series B preferred stock (collectively the "Preferred Stock") and the common stock, no par value per share (the "Common Stock"), issued by Incomnet, Inc. ("Incomnet" or the "Company"). All capitalized terms used and not defined in this Amendment No. 3 have the meanings given to them in the Statement, Amendment No. 1 to the Statement filed on July 20, 1998 ("Amendment No. 1"), and Amendment No. 2 to the Statement filed on October 21, 1998 ("Amendment No. 2").

Item 2.  Identity and Background.
As previously disclosed in Amendment No. 1, the Reporting Persons, other than Mr. Jeffrey Rubin , (the "Sellers") had entered into an option agreement with Mr. John P. Casey (the "Option Agreement") by which Mr. Casey had the option to purchase all of the shares of Preferred Stock of the Company that were owned by the Sellers.

Item 3.  Source and Amount of Funds or Other Consideration.
On November 5, 1998, Mr. Casey exercised his Option under the Option Agreement and purchased from the Sellers all of their shares of Preferred Stock for a total purchase price of $2,124,790 including penalties and interest that accrued on the Preferred Stock from July 9, 1998 until the date of exercise of the Option.

Item 4.  Purpose of Transaction.
As of November 5, 1998, the Reporting Persons are no longer beneficial owners of more than five percentum of any class of securities of the Company.

Item 5.  Interest in Securities of the Issuer.
(a) and (b) On November 5, 1998, Mr. Casey exercised his Option to purchase
725.473 shares of Series A and 872.738 shares of Series B Preferred Stock, thereby reducing the Reporting Persons' percentage of beneficial ownership to approximately 2.3%. As reported in the Company's Form 10-Q for the period ended June 30, 1998, the beneficial ownership percentages are based on 20,000,000 shares of Common Stock outstanding.

On November 5, 1998, the Company repurchased from Stephanie Rubin her options to purchase 200 shares of the Company's Series B Preferred Stock and 250 shares of the Company's Series C Preferred Stock in exchange for $85,000.

--------------------------------------------------------------------------------------------------------------------------
                                   Percentage            Sole                                  Sole              Shared
                                       of               Voting         Shared Voting       Dispositive        Dispositive
          Entity                     Class              Power              Power              Power              Power
--------------------------------------------------------------------------------------------------------------------------
Robert Cohen (1)                      0.5%             106,000              -0-              106,000              -0-

Jeffrey Rubin (2)                less than .0%           6,000              -0-                6,000              -0-

Stefanie Rubin (3)                    0.4%              89,564              -0-               89,564              -0-

Allyson Cohen (4)                     0.2%              50,000              -0-               50,000              -0-

Jeffrey Cohen (5)                     0.4%              90,000              -0-               90,000              -0-

Alan Cohen (6)                        0.5%             106,000              -0-              106,000              -0-

Meryl Cohen                            0%                -0-                -0-                -0-                -0-

Meryl Cohen,                           0%                -0-                -0-                -0-                -0-
custodian for Gabrielle Cohen

                                                             Page 16 of 19 Pages

------------------------------------------------------------------------------------------------------------------------
                                Percentage            Sole            Shared               Sole               Shared
                                    of               Voting           Voting            Dispositive         Dispositive
                                  Class              Power            Power               Power               Power
------------------------------------------------------------------------------------------------------------------------
Meryl Cohen,                        0%                -0-                -0-                -0-                -0-
custodian for Jaclyn Cohen

Meryl Cohen,                        0%                -0-                -0-                -0-                -0-
custodian for Erica Cohen

Meryl Cohen,                        0%                -0-                -0-                -0-                -0-
custodian for Nicole Cohen

Lenore Katz (7)                    0.1%              26,666              -0-               26,666              -0-
Broadway Partners (8)              0.2%              40,000              -0-               40,000              -0-

--------------------
(1) As of the date hereof, Robert Cohen is the holder of (i) currently exercisable warrants to purchase 100,000 shares of Common Stock, at an exercise price of $3.75, which expire in accordance with the terms of the warrants, but in any event, not earlier than December 9, 1999 and (ii) currently exercisable warrants to purchase 6,000 shares of Common Stock at an exercise price of $1.09 which expire in accordance with the terms of the warrants, but in any event, not earlier than January 20, 2000. Robert Cohen, the spouse to Lenore Katz, disclaims beneficial ownership of any Common Stock held by her.

(2) Jeffrey Rubin is the holder of currently exercisable warrants to purchase 6,000 shares of Common Stock, at an exercise price of $1.09, which expire in accordance with the terms of the warrants, but in any event, not earlier than January 20, 2000. Jeffrey Rubin, the spouse to Stefanie Rubin, disclaims beneficial ownership of any Common Stock held by her.

(3) As of the date hereof, Stefanie Rubin is the holder of (i) currently exercisable warrants to purchase 10,000 shares of Common Stock, at an exercise price of $3.75, which expire in accordance with the terms of the warrants, but in any event, not earlier than December 9, 1999, (ii) currently exercisable warrants to purchase 16,666 shares of Common Stock, at an exercise price of $3.50, which expire in accordance with the terms of the warrants, but in any event, not earlier than July 29, 1999, and
      (iii) currently exercisable warrants to purchase 55,000 shares of Common Stock, at an exercise price of $2.00, which expire in accordance with the terms of the warrants, but in any event, not earlier than November 3, 1999. Stefanie Rubin, the spouse to Jeffrey Rubin, disclaims beneficial ownership of any Common Stock held by him.

(4) Allyson Cohen is the holder of currently exercisable warrants to purchase 50,000 shares of Common Stock, at an exercise price of $3.75, which expire in accordance with the terms of the warrants but in any event, not earlier than December 9, 1999.

(5) Jeffrey Cohen is the holder of currently exercisable warrants to purchase 50,000 shares of Common Stock, at an exercise price of $3.75, which expire in accordance with the terms of the warrants but in any event, not earlier than December 9, 1999. Jeffrey Cohen directs the voting and dispositive powers of Broadway Partners (see footnote (8)).

(6) Alan Cohen is the holder of (i) currently exercisable warrants to purchase 100,000 shares of Common Stock, at an exercise price of $3.75, which expire in accordance with the terms of the warrants, but in any event, not earlier than December 9, 1999 and (ii) currently exercisable warrants to purchase 6,000 shares of Common

                                                             Page 17 of 19 Pages


      Stock, at an exercise price of $1.09, which expire in accordance with the terms of the warrants, but in any event, not earlier than January 20, 2000.

(7) Lenore Katz is the holder of (i) currently exercisable warrants to purchase 10,000 shares of Common Stock, at an exercise price of $3.75, which expire in accordance with the terms of the warrants, but in any event, not earlier than December 9, 1999, and (ii) currently exercisable warrants to purchase 16,666 shares of Common Stock, at an exercise price of $3.50, which expire in accordance with the terms of the warrants, but in any event, not earlier than July 29, 1999. Lenore Katz, the spouse to Robert Cohen, disclaims beneficial ownership of any Common Stock held by him.

(8) Broadway Partners is the holder of currently exercisable warrants to purchase 40,000 shares of Common Stock, at an exercise price of $3.75, which expire in accordance with the terms of the warrants, but in any event, not earlier than December 9, 1999.

(c) The following transactions in the Company's securities by the Reporting Persons have been effected during the past sixty (60) days:

On November 5, 1998, pursuant to the Option Agreement, the Sellers sold to Mr. Casey 725.473 shares of Series A and 872.738 shares of Series B Preferred Stock for an aggregate amount of $2,124,790.

On November 5, 1998, Stefanie Rubin sold to the Company her options to purchase 200 shares of the Company's Series B Preferred Stock and 250 shares of the Company's Series C Preferred Stock for an aggregate amount of $85,000.

(d) None of the Reporting Persons know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock of the Company.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As previously disclosed in Amendment Nos. 1 and 2 to the Statement, the Sellers granted Mr. Casey the Option to acquire all the Preferred Shares owned by them. Under the terms of the Option Agreement, as amended, the Option was exercisable during the Option Term commencing at 2:00 p.m. (Pacific time) on July 15, 1998 and terminating at 11:59 p.m. (Pacific time) on November 5, 1998 (the "Option Term"). On November 5, 1998, Mr. Casey exercised his Option and purchased all of the Seller's Preferred Shares.

On November 5, 1998, the Reporting Persons and the Company entered into the Settlement and Release Agreement, pursuant to which the Company purchased from Stefanie Rubin her options to purchase 200 shares of Series B and 250 shares of Series C Preferred Stock for an aggregate purchase price of $85,000.

In connection with the above transactions, Mr. Casey and Mr. Denis Richard, pursuant to individual letter agreements to the Reporting Persons dated November 5, 1998, agreed to vote all of their shares of Common Stock in favor of an increase in the authorized number of shares of Common Stock to 50,000,000 shares. A copy of the letter agreements are annexed hereto as exhibits to this Amendment and are incorporated by reference. The above summary is qualified in its entirety by reference to the full text of the letter agreements.

Except as otherwise noted above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                                             Page 18 of 19 Pages


Item 7.  Material to Be Filed as Exhibits

Exhibit A - Joint Filing Agreement among the Reporting Persons.
Exhibit B - Letter Agreement, dated November 5, 1998, between John P. Casey and the Reporting Persons.
Exhibit C - Letter Agreement, dated November 5, 1998, between Denis Richard and the Reporting Persons.

                                                             Page 19 of 19 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 11, 1998                              /S/ ROBERT COHEN
                                               ---------------------------------
                                               Robert Cohen

                                               /S/ JEFFREY RUBIN
                                               ---------------------------------
                                               Jeffrey Rubin

                                               /S/ STEFANIE RUBIN
                                               ---------------------------------
                                               Stefanie Rubin

                                               /S/ ALLYSON COHEN
                                               ---------------------------------
                                               Allyson Cohen

                                               /S/ JEFFREY COHEN
                                               ---------------------------------
                                               Jeffrey Cohen

                                               /S/ ALAN COHEN
                                               ---------------------------------
                                               Alan Cohen

                                               /S/ MERYL COHEN
                                               ---------------------------------
                                               Meryl Cohen


                                               GABRIELLE COHEN
                                               By: /S/ MERYL COHEN
                                                   -----------------------------
                                               Meryl Cohen, Custodian

                                               JACLYN COHEN
                                                 By: /S/ MERYL COHEN
                                                   -----------------------------
                                               Meryl Cohen, Custodian

                                               ERICA COHEN
                                               By: /S/ MERYL COHEN
                                                   -----------------------------
                                               Meryl Cohen, Custodian

                                               NICOLE COHEN
                                               By: /S/ MERYL COHEN
                                                   -----------------------------
                                               Meryl Cohen, Custodian

                                               /S/ LENORE KATZ
                                               ---------------------------------
                                               Lenore Katz

                                               BROADWAY PARTNERS
                                               By: /S/JEFFREY COHEN
                                                   -----------------------------
                                               Jeffrey Cohen

                                                                       Exhibit A

                             JOINT FILING AGREEMENT

         Each of the undersigned hereby agrees to file jointly the statement on
Schedule 13 D to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13d (2)(f) promulgated under the Securities Exchange Act of 1934, as amended.

         It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

         It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statements on Schedule 13D, and any amendments hereto, filed on behalf of each of the parties hereto.

Date: June 17, 1998                            /S/ ROBERT COHEN
                                               ---------------------------------
                                               Robert Cohen

                                               /S/ JEFFREY RUBIN
                                               ---------------------------------
                                               Jeffrey Rubin

                                               /S/ STEFANIE RUBIN
                                               ---------------------------------
                                               Stefanie Rubin

                                               /S/ ALLYSON COHEN
                                               ---------------------------------
                                               Allyson Cohen

                                               /S/ JEFFREY COHEN
                                               ---------------------------------
                                               Jeffrey Cohen

                                               /S/ ALAN COHEN
                                               ---------------------------------
                                               Alan Cohen

                                               /S/ MERYL COHEN
                                               ---------------------------------
                                               Meryl Cohen

                                               GABRIELLE COHEN
                                               By: /S/ MERYL COHEN
                                                   -----------------------------
                                               Meryl Cohen, Custodian

                                               JACLYN COHEN
                                                 By: /S/ MERYL COHEN
                                                   -----------------------------
                                               Meryl Cohen, Custodian

                                               ERICA COHEN
                                               By: /S/ MERYL COHEN
                                                   -----------------------------
                                               Meryl Cohen, Custodian

                                               NICOLE COHEN
                                               By: /S/ MERYL COHEN
                                                   -----------------------------
                                               Meryl Cohen, Custodian

                                               /S/ LENORE KATZ
                                               ---------------------------------
                                               Lenore Katz

                                               BROADWAY PARTNERS
                                               By: /S/JEFFREY COHEN
                                                   -----------------------------
                                               Jeffrey Cohen

                                                                       Exhibit B

                                 JOHN P. CASEY
                                  c/o Meridian
                          10220 River Road, Suite 115
                            Potomac, Maryland 20854

                                November 5, 1998

Dr. Robert Cohen
Ms. Stefanie Rubin
Ms. Allyson Cohen
Mr. Jeffrey Cohen
Mr. Jeffrey Rubin
Dr. Alan Cohen
Ms. Meryl Cohen
Ms. Gabrielle Cohen
Ms. Jaclyn Cohen
Ms. Erica Cohen
Ms. Nicole Cohen
Ms. Lenore Katz
Broadway Partners c/o Mr. Jeffrey Cohen
c/o Robert S. Matlin, Esq.
Camhy Karlinsky & Stein LLP
1740 Broadway, 16th Floor
New York, New York 10019-4315

Ladies and Gentlemen:

         This letter is to confirm that I hereby agree that I will vote all shares of Incomnet, Inc. stock that I own in favor of an increase in the authorized number of shares of Incomnet, Inc. common stock to 50,000,000 shares at the next meeting of shareholders. If shareholder approval is not obtained at the next meeting, I hereby agree to continue to vote all my shares in favor of such a proposal until there is a sufficient increase in the number of shares of authorized Incomnet common stock to permit issuance of all

Dr. Robert Cohen, et al.
November 5, 1998
Page 2

common stock underlying the warrants owned by each of you and referenced in the Settlement and Release Agreement between you and the Company dated November 5, 1998

                                          Very  truly yours,


                                          /s/ John P. Casey
                                          --------------------------------------
                                          John P. Casey

                                                                       Exhibit C

                                 DENIS RICHARD
                               c/o Incomnet, Inc.
                                2801 Main Street
                            Irvine, California 92614

                                November 5, 1998

Dr. Robert Cohen
Ms. Stefanie Rubin
Ms. Allyson Cohen
Mr. Jeffrey Cohen
Mr. Jeffrey Rubin
Dr. Alan Cohen
Ms. Meryl Cohen
Ms. Gabrielle Cohen
Ms. Jaclyn Cohen
Ms. Erica Cohen
Ms. Nicole Cohen
Ms. Lenore Katz
Broadway Partners c/o Mr. Jeffrey Rubin
c/o Robert S. Matlin, Esq.
Camhy Karlinsky & Stein LLP
1740 Broadway, 16th Floor
New York, New York 10019-4315

Ladies and Gentlemen:

         This letter is to confirm my agreement to each of you that I will vote all of the shares of stock that I own in favor of an increase in the authorized number of shares of Incomnet, Inc. common stock to 50,000,000 shares. If shareholder approval is not obtained at the next meeting of shareholders, I hereby agree to continue to vote all my

Dr. Robert Cohen, et al.
November 5, 1998
Page 2

shares in favor of such a proposal until there is a sufficient increase in the number of shares of authorized Incomnet common stock to permit issuance of all common stock underlying the warrants owned by each of you.

                                          Very  truly yours,


                                          /s/ Denis Richard
                                          --------------------------------------
                                          Denis Richard